UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Related to Sale of Wells Business

On July 1, 2015, UCI Holdings Limited (the “Company,” “we,” “us” and “our”) announced that it closed its previously reported sale of its vehicle electronics business conducted by Wells Manufacturing, L.P., a Delaware limited liability partnership and wholly owned subsidiary of the Company, and certain related subsidiaries (together, the “Wells Business Entities”) to NGK Spark Plug Co., Ltd., a Japanese company (the “Buyer”).

The aggregate purchase price for the Wells Business Entities paid at closing by the Buyer was approximately $251.4 million. Net cash proceeds of approximately $241.6 million (after transaction expenses) from the sale of the Wells Business Entities were used to prepay term loans pursuant to the credit agreement governing our senior secured credit facilities (“Prepayment”). Subsequent to closing there may be further adjustments to the aggregate purchase price to reflect actual closing date amounts of closing date cash, indebtedness and working capital.

On July 1, 2015, the Company issued a press release announcing the closing of the sale. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

In addition, the Company is furnishing unaudited pro forma condensed consolidated financial information reflecting the sale and Prepayment. The unaudited pro forma information is furnished as Exhibit 99.2 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by UCI Holdings Limited on July 1, 2015.

99.2	Unaudited Pro Forma Condensed Consolidated Financial Information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: July 8, 2015	By:	/s/ Ricardo F. Alvergue
	Name:	Ricardo F. Alvergue
	Title:	Chief Financial Officer